UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Concord Acquisition Corp III
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
20607V106
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20607V106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Concord Sponsor Group III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 7,957,727
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 7,957,727
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,957,727

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.7%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20607V106	13G	Page 3 of 6 Pages

Item 1(a).		Name of Issuer:
Concord Acquisition Corp III (the “Issuer”)
Item 1(b).		Address of Issuer’s Principal Executive Offices:
477 Madison Avenue, New York, NY 10022
Item 2(a).		Name of Person Filing:
This statement is filed on behalf of the following person (the “Reporting Person”): Concord Sponsor Group III LLC
Item 2(b).		Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Person is 477 Madison Avenue, New York, NY 10022.
Item 2(c).		Citizenship:
Concord Sponsor Group III LLC is a Delaware limited liability company.
Item 2(d).		Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
Item 2(e).		CUSIP Number:
20607V106
Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

CUSIP No. 20607V106	13G	Page 4 of 6 Pages

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Concord Sponsor Group III LLC (the “Sponsor”) holds 7,957,727 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), representing approximately 18.7% of the outstanding shares of Class A Common Stock, on an as-converted basis. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statements on Form S-1 (File Nos. 333-254789 and 333-260751) and have no expiration date.

The securities described above are held directly by the Sponsor. The Sponsor is governed by a board of managers consisting of three managers, Bob Diamond, David Schamis and Jeff Tuder. Any action by the Sponsor with respect to the issuer or the issuer's securities held by the Sponsor, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called "rule of three", because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of issuer's securities held by the Sponsor, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on Sponsor's board of managers is deemed to have or share beneficial ownership of the founder shares held by the Sponsor.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Person is calculated based upon 34,500,000 shares of Class A Common Stock outstanding as of December 16, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 16, 2021, adjusted for the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

CUSIP No. 20607V106	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 20607V106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CONCORD SPONSOR GROUP III LLC

By:	/s/ Jason T. Simon
Name: Jason T. Simon
Title: Attorney-in-Fact*

* The Powers of Attorney given by Concord Sponsor Group III LLC was previously filed as exhibits 24.1 to the Form 3 filed by Concord Sponsor Group III LLC with the SEC on November 3, 2021 and is herein incorporated by reference.

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2022

CONCORD SPONSOR GROUP III LLC

By:	/s/ Jason T. Simon
Name: Jason T. Simon
Title: Attorney-in-Fact*

* The Powers of Attorney given by Concord Sponsor Group III LLC was previously filed as exhibits 24.1 to the Form 3 filed by Concord Sponsor Group III LLC with the SEC on November 3, 2021 and is herein incorporated by reference.